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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                          Hollywood Casino Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


               Class A Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   436132203
--------------------------------------------------------------------------------
                                (CUSIP Number)

--------------------------------------------------------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Pages 1 of 8 Pages

                                 SCHEDULE 13G
-----------------------                                  ---------------------
  CUSIP NO. 436132203                                      PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edward T. Pratt III
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          2,532,621(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          2,532,621(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

            2,532,621(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

            10.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

            IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Represents Common Stock owned of record by Edward T. Pratt III (366,600 shares) and the E. Pratt Family Trust (2,076,013 shares) and also includes currently exercisable options held by Edward T. Pratt III to purchase 90,008 shares of Common Stock. Edward T. Pratt III disclaims beneficial ownership of all shares held by the E. Pratt Family Trust.

                                 SCHEDULE 13G
-----------------------                                  ---------------------
  CUSIP NO. 436132203                                      PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIGICATION NO. OF ABOVE PERSON

      E. Pratt Family Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          2,076,013(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          2,076,013(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

            2,076,013
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

            8.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

            OO - Trust
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


(1)  Power is exercised through its Trustee, Edward T. Pratt III.

                                                               -----------------
                                                               Page 4 of 8 Pages
                                                               -----------------

Item 1(a)   Name of Issuer:
---------   --------------

                 Hollywood Casino Corporation (the "Company")

Item 1(b)   Address of Issuer's Principal Executive Offices:
---------   -----------------------------------------------

                 Two Galleria Tower, Suite 2200
                 13455 Noel Road
                 Dallas, Texas 75240

Item 2(a)   Name of Persons Filing:
---------   ----------------------

                 This statement is filed on behalf of Edward T. Pratt III and the E. Pratt Family Trust (the "Trust") (collectively, the "Reporting Persons"). The Reporting Persons expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

Item 2(b)   Address of Reporting Persons:
---------   ----------------------------

                  Two Galleria Tower, Suite 2200
                  13455 Noel Road
                  Dallas, Texas 75240

Item 2(c)   Citizenship:
---------   -----------

                  Edward T. Pratt III is a citizen of the United States of America. The Trust is governed by the laws of the State of Texas and is located in Texas.

Item 2(d)   Title of Class of Securities:
---------   ----------------------------

                  Class A Common Stock, $0.0001 par value per share (the "Common Stock")

Item 2(e)   CUSIP No.:
---------   ---------

                  436132203

Item 3 Status of Person Filing:
------ -----------------------

                  Not applicable.

                                                               -----------------
                                                               Page 5 of 8 Pages
                                                               -----------------
Item 4 Ownership:
------ ---------

                  Edward T. Pratt III owns of record 366,600 shares of Common Stock (representing 1.5% of the shares of Common Stock outstanding on December 31, 1996, based on information supplied by the Company to the Reporting Persons). Edward T. Pratt III holds currently exercisable options to purchase an additional 90,008 shares of Common Stock (representing 0.4% of the shares of Common Stock outstanding on December 31, 1996, based on information supplied by the Company to the Reporting Persons). Edward T. Pratt III may be deemed to be the beneficial owner of an aggregate of 2,532,621 shares of Common Stock (representing approximately 10.2% of the shares of Common Stock outstanding on December 31, 1996, based on information supplied by the Company to the Reporting Persons), which number includes, in addition to the 366,600 shares owned of record by him and currently exercisable options to purchase an additional 90,008 shares, 2,076,013 shares owned of record by the Trust. Edward T. Pratt III is the Trustee of the Trust and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record by the Trust. Edward T. Pratt III disclaims beneficial ownership of all shares of Common Stock owned by the Trust.

                  Edward T. Pratt III has sole voting power and sole dispositive power with respect to the 366,600 shares of Common Stock owned of record by him and the 2,076,013 shares of Common Stock owned of record by the Trust, and will have sole voting power and sole dispositive power with respect to the 90,008 shares he may purchase pursuant to currently exercisable options, for a total of 2,532,621 aggregate shares of Common Stock of the Company.

                  The Trust owns of record and beneficially an aggregate of 2,076,013 shares of Common Stock of the Company (representing approximately 8.4% of the shares of Common Stock outstanding on December 31, 1996, based on information supplied by the Company to the Reporting Persons).

                  The Trust has sole voting power and sole dispositive power with respect to the 2,076,013 shares of Common Stock owned of record by it.

                  The Reporting Persons hereby expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

                                                               -----------------
                                                               Page 6 of 8 Pages
                                                               -----------------

Item 5 Ownership of 5% or Less of a Class:
------ ----------------------------------

                  Not applicable.

Item 6 Ownership of More than 5% on Behalf of Another Person:
------ -----------------------------------------------------

                  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 366,600 shares of Common Stock owned of record and beneficially by Edward T. Pratt III and the 2,076,013 shares of Common Stock owned of record and beneficially by the Trust, nor is any other person known that will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 90,008 shares that Edward T. Pratt III may purchase pursuant to the options.

Item 7 Identification and Classification of the Subsidiary which Acquired the
------ ----------------------------------------------------------------------
       Security Being Reported on By The Parent Holding Company:
       --------------------------------------------------------

                  Not applicable.

Item 8 Identification and Classification of Members of the Group:
------ ---------------------------------------------------------

                  Not applicable.

Item 9 Notice of Dissolution of Group:
------ ------------------------------

                   Not applicable.

Item 10  Certification:
-------  -------------

                   Not applicable.

                                                               -----------------
                                                               Page 7 of 8 Pages
                                                               -----------------


                                   SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date: February 12, 1997


                                 EDWARD T. PRATT III


                                 /s/ Edward T. Pratt III
                                 -----------------------



                                 E. PRATT FAMILY TRUST


                                 /s/ Edward T. Pratt III
                                 -----------------------
                                 By: Edward T. Pratt III
                                     Trustee